Foreside Fund Services, LLC
3 Canal Plaza, Suite 100
Portland, Maine 04101

VIA EDGAR

February 18, 2014

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Karen Rossotto

	Re:	Evanston Alternative Opportunities Fund (the “Fund”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (File Nos. 333- 191847 and 811-22904) (the “Registration Statement”).

Dear Ms. Rossotto,

The undersigned, as distributor of the above-captioned Fund, hereby joins in the Fund’s request that the effectiveness of Pre-Effective Amendment No.2 to the Fund’s  Registration Statement on Form N-2, as amended, be accelerated to February 21, 2014, or as soon thereafter as possible.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks, President